Filed by Citigroup Inc.
                                                  Pursuant to Rule 425 under the
                                            Securities Act of 1933 in respect of
                                            Associates First Capital Corporation
                                                     Commission File No. 2-44197


In connection with the proposed transaction, Citigroup will file a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Citigroup with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 153 East 53rd Street, New York NY 10043, Attention: Treasurer (212-559-1000).


Sanford I. Weill, Chairman and Chief Executive Officer of Citigroup, and Todd S. Thomson, Chief Financial Officer of Citigroup, spoke on September 13, 2000 at the Merrill Lynch Banking & Financial Services Conference. Excerpts from the slide presentation relating to the Citigroup/Associates transaction follow.



CITI IS THE LARGEST GLOBAL CARDS ISSUER
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Managed Receivables ($ in Billions)


Global Cards (pro forma including results for Associates card business)

31% income growth
$105 billion in managed receivables
75 million accounts
2.5 million accounts on-line


[table depicting managed receivables of Citibank N.A., Citibank International and Associates]

1994     -        $49.0 billion
1995     -        $57.2 billion
1996     -        $62.2 billion
1997     -        $66.0 billion
1998     -        $89.1 billion
1999     -        $97.4 billion
2Q00     -       $105.0 billion



CITIFINANCIAL  -  SIZE, EFFICIENCY, PERFORMANCE
---------------------------------------------------------------------------


Net Receivables
[graph]

CAGR 24%

1995     -        $6.3 billion
2Q00     -       $16.7 billion

($51 billion including Associates)


Branches
[graph]

CAGR 8%

1995     -        848
2Q00     -      1,212

(over 2000 including associates)


Operating Expense as a % of Net Receivables
[graph]

1995     -        4.71%
2Q00     -        4.50%


Net Charge-offs/Receivables
[graph]

1995     -        2.52%
2Q00     -        1.93%



CONSUMER FINANCE
------------------------------------------------------------------
Productivity Enhancements


Revenue per Branch
[graph]

Associates U.S.   -        $442,000
CitiFinancial     -      $1,100,000


Expense Ratio
[graph]

Associates U.S.   -        5.5%
CitiFinancial     -        4.3%



CAPTURING INTERNATIONAL GROWTH
------------------------------------------------------------------
Associates International Consumer Finance
($ in Millions)


Managed Receivables
[graph]

3-Year CAGR 65%

1997              -        $4,278 million
1998              -        $8,462 million
1999              -       $13,971 million
LTM 6/30/00       -       $14,959 million


Pre-Tax Earnings
[graph]

3-Year CAGR 46%

1997              -        $335 million
1998              -        $474 million
1999              -        $740 million
LTM 6/30/00       -        $859 million



GROWTH BUSINESSES IN GROWTH MARKETS
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Year-to-Date Core Income


Wealth Management  -  $1.7 billion (increase of 32%)

Capital Markets  -  $1.1 billion (increase of 34%)

Global Consumer Finance  -  $0.8 billion (increase of 18%)
         (pro forma including year-to-date results for Associates)

Global Cards  -  $1.0 billion (increase of 31%)
         (pro forma including year-to-date results for Associates)

Emerging Markets  -  $1.2 billion (increase of 36%)
         (pro forma including year-to-date results for Associates)